Great Lakes Dredge & Dock Corporation

2122 York Road

Oak Brook, Illinois 60523

October 9, 2015

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Re:	Great Lakes Dredge & Dock Corporation
Registration Statement on Form S-4
File No. 333-206221

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-4 (File No. 333-206221) (the “Registration Statement”) be declared effective at 11:00 a.m., Washington, D.C. time, on October 13, 2015, or as soon thereafter as practicable. The undersigned hereby acknowledges on behalf of the Company that:

•	should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ Maryann Waryjas

Name:	Maryann Waryjas
Title:	Senior Vice President, Chief

Legal Officer and Corporate Secretary